

September 17, 2014

Via E-mail
Andrew Bonfield
Finance Director
National Grid PLC
1-3 Strand
London WC2N 5EH, England

> **Re: National Grid PLC**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed June 5, 2014**
> **File No. 1-14958**

Dear Mr. Bonfield:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

6. Taxation, page 102

1. Please tell us the nature of the "adjustments in respect of prior years" for 2014 and 2013 as presented in the effective tax rate reconciliation on page 104, and the new information or changes in circumstances giving rise to the adjustments. Also, please explain to us why the adjustments are properly accounted for as changes in estimates.

2. Please disclose your policy for accounting for uncertain tax positions, if material. Refer to paragraph 117 of IAS1.

9. Goodwill, page 109

3. We note that you consolidate Clean Line Energy Partners LLC even though you hold less than half of the voting interest. We also note that you consolidate a number of other entities in which you own less than a majority of the voting interest as reflected in Exhibit 8, List of Subsidiaries. Please tell us the significant judgments and assumptions you made in determining that you control and should consolidate entities in which you hold less than a majority interest. Refer to IFRS 10. In addition, please tell us your consideration of disclosing information about the significant judgments and assumptions made in determining that you control the entities pursuant to paragraph 122 of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief